EXHIBIT 99.3

FORM OF LETTER TO BROKERS AND OTHER NOMINEE HOLDERS

LEGEND INTERNATIONAL HOLDINGS, INC.

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders
of Legend International Holdings, Inc.

____________, 2013

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Legend International Holdings, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), of shares of common stock, pursuant to non-transferable subscription rights distributed to all stockholders of record of shares of our common stock, par value $0.001 per share, at 5:00 p.m., New York City time, on _________, 2013 (the “Record Date”). The subscription rights and common stock are described in the prospectus dated ____________, 2013 (the “Prospectus”).

In the rights offering, we are offering an aggregate of 444,047,971 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on __________, 2013 (the “Expiration Time”).

As described in the Prospectus, each beneficial owner of shares of common stock registered in your name or the name of your nominee is entitled to one (1) subscription right for each share of common stock owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. Each subscription right will allow the holder thereof to subscribe for one (1) share of common stock (the “subscription privilege”) at the cash price of $0.05 per full share (the “subscription price”). For example, if a stockholder owned 100 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, it would receive 100 subscription rights and would have the right to purchase 100 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

If any subscription rights remain unexercised after the expiration of the rights offering Perfectus Management Limited (the “Standby Purchaser”) has agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, a minimum of $10 million (as converted into shares at the subscription price) (the “Standby Offering”) of the unexercised rights. The Standby Purchaser has an option to purchase an additional number of shares equal to the number of shares purchasable pursuant to any rights that remain unsubscribed for in the rights offering after the Standby Purchaser has fulfilled its Standby Offering. Mr Joseph Gutnick, our Chairman, President and Chief Executive Officer, holds 50% of the shares and is a director of Perfectus. An independent third party to Legend and Mr Gutnick holds the other 50% of the shares of Perfectus and the second director of Perfectus is independent of Legend and Mr Gutnick. No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its commitment to purchase any and all unsubscribed shares of common Stock following the rights offering, except for the reimbursement of up to $50,000 of the Standby Purchaser’s out-of-pocket expenses.

The subscription rights will be evidenced by a Non-Transferable Subscription Rights Certificate registered in the stockholder’s name or its nominee and will cease to have any value at the Expiration Time.

We are asking persons who hold shares of common stock beneficially and who have received the subscription rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the subscription rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Non-Transferable Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Non-Transferable Subscription Rights Certificate be issued.

EXHIBIT 99.3

We are not charging any fee or sales commission to issue subscription rights to our stockholders or to issue shares to our stockholders if they exercise their subscription rights. If a stockholder exercises its subscription rights through the record holder of its shares, the stockholder is responsible for paying any fees its record holder may charge such stockholder.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Instructions as to Use of Legend International Holdings, Inc. Non-Transferable Subscription Rights Certificates;
3.	A form of letter which may be sent to your clients for whose accounts you hold shares of our common stock registered in your name or the name of your nominee;
4.	Beneficial Owner Election;
5.	Nominee Holder Certification; and
6.	A return envelope addressed to Continental Stock Transfer & Trust Company, the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the subscription privilege. The subscription agent must receive the Non-Transferable Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. Once a subscription rights holder has exercised its subscription privilege and/or over-subscription privilege, such exercise may not be revoked, even if the subscription rights holder later learns information that it considers to be unfavorable to the exercise of its subscription rights.

Additional copies of the enclosed materials may be obtained from the subscription agent Continental Stock Transfer & Trust Company by calling (212) 845-3324. Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Legend International Holdings, Inc.